Aviv Healthcare Properties Limited Partnership

Aviv Healthcare Capital Corporation

303 West Madison Street, Suite 2400

Chicago, IL 60606

May 10, 2012

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Angela R. McHale

Ladies and Gentlemen:

In registering the 7  3/4% Senior Notes due 2019 (the “Exchange Notes”) to be received in exchange for the privately placed 7  3/4% Senior Notes due 2019 (the “Old Notes”) pursuant to the exchange offer of the Exchange Notes for the Old Notes (the “Exchange Offer”), Aviv Healthcare Properties Limited Partnership and Aviv Healthcare Capital Corporation (together, the “Issuers”) are relying on the positions enunciated by the staff of the Securities and Exchange Commission in Exxon Capital Holdings Corporation (avail. May 13, 1988) (“Exxon”) and Morgan Stanley & Co. Incorporated (avail. June 5, 1991), as interpreted in the Securities and Exchange Commission’s letter to Shearman & Sterling (avail. July 2, 1993). Neither the Issuers nor their affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (1) could not rely on the staff position enunciated in Exxon or interpretive letters of similar effect and (2) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K, if the resales are of Exchange Notes obtained by such holder in exchange for Old Notes acquired by such holder directly from the Issuers.

Neither the Issuers nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer. The Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)	a representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and

(b)	if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Finally, the Issuers will require that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer confirm that it has not entered into any arrangement or understanding with any of the Issuers or any of their affiliates to distribute the Exchange Notes.

Very truly yours,

AVIV HEALTHCARE PROPERTIES LIMITED PARTNERSHIP

By:	Aviv REIT, Inc., its General Partner

By:	/s/ Craig M. Bernfield
Name: Craig M. Bernfield
Title: Chief Executive Officer

AVIV HEALTHCARE CAPITAL CORPORATION

By:	/s/ Craig M. Bernfield
Name: Craig M. Bernfield
Title: Chief Executive Officer

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